UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: August 5, 2008

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED SECOND QUARTER 2008 RESULTS
NANJING, CHINA, August 5, 2008 — Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in China, today reported unaudited financial results for the quarter ended June 30, 2008.
Highlights
²	Total revenue increased to RMB436.2 million (US$63.6 million) for the second quarter, representing a 30.4% year-over-year growth;

²	Net income increased to RMB95.2 million (US$13.9 million) for the second quarter, representing a 14.5% year-over-year growth; and

²	Gross margin was 81.7% for the second quarter 2008, compare to 83.7% for the second quarter 2007.
Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group, commented, “Simcere achieved steady sales growth this quarter compared to the same period last year. Our net profit remained strong and we saw strong growth for our other branded generics. During the quarter we received approval from the SFDA to manufacture and market a first- to-market generic Biapenem injection under the brand name Anxin. This approval strengthens our antibiotic product portfolio in line with our strategy to focus on first-to-market generic and innovative drugs.”
“Looking to the second half of 2008, we will continue to focus on building our portfolio of innovative and first-to-market drugs through organic growth and acquisitions,” concluded Mr. Ren. “We also plan to enhance our investment in sales and marketing activities to help Simcere to achieve sustainable growth for the long-term.”
The Company noted that year-over-year sales growth for Endu was slower then expected during the second quarter and the first six months of 2008 due to the disruption to sales activities resulting from the restructuring of Endu’s sales force. In addition, the Company has offered greater volume of Endu for free than anticipated to existing and new patients to participate in Endu’s Phase IV clinical studies, resulting in fewer products being sold at the regular price.
Also, revenue from Yidasheng for the second quarter and the first six months of 2008 was lower than expected as the Company did not proceed with the planned transition of Yidasheng from the agency-sales model to Bicun’s sales model. Under Yidasheng’s current agency-sales model, sales and marketing activities and corresponding expenses are delegated to the sales agents; accordingly the sales agents are offered a lower price than under Bicun’s sales model, in which Simcere is responsible for product sales and marketing. Because Simcere does not incur corresponding marketing and sales costs under Yidasheng’s agency-sales model, Simcere’s net profit was not impacted by the lower than expected Yidasheng revenue.
Due to the reasons cited above, the Company is adjusting its target total revenue for the full year of 2008; targeted net income for the full year of 2008 has not changed.
2008 Second Quarter Financial Results
Total revenue for the second quarter of 2008 was RMB436.2 million (US$63.6 million), representing a growth of 30.4% from RMB334.5 million for the same period in 2007. For the first six months of 2008, total revenue was

RMB830.8 million (US$121.1 million), representing an increase of 28.5% from RMB646.7 million for the same period in 2007.
Revenue from Endu, the Company’s patented anti-cancer pharmaceutical launched in July 2006, totaled RMB63.1 million (US$9.2 million) in the second quarter of 2008, an increase of 4.6% compared to RMB60.3 million in the corresponding period in 2007. For the first six months of 2008, revenue from Endu totaled RMB126.9 million (US$18.5 million), an increase of 27.8% compared to RMB99.3 million in the first six months of 2007.
Revenue from first-to-market Edavarone injection products under the brand names Bicun and Yidasheng totaled RMB147.6 million (US$21.5 million) in the second quarter of 2008, an increase of 34.3% compared to RMB109.9 million for the same period in 2007. For the first six months of 2008, revenue from Bicun and Yidasheng totaled RMB299.7 million (US$43.7 million), an increase of 57.5% compared to RMB190.3 million in the first six months of 2007.
Revenue from other first-to-market products, Jiebaishu and Sinofuan, totaled RMB10.1 million (US$1.5 million) in the second quarter of 2008. For the first six months of 2008, revenue from other first-to-market products totaled RMB13.4 million (US$2.0 million). There was no revenue generated from these two products for the same period in 2007.
Revenue from other branded generic products totaled RMB215.0 million (US$31.3 million) in the second quarter of 2008, an increase of 34.2% compared to RMB160.2 million for the same period in 2007. For the first six months of 2008, revenue from other branded generic products totaled RMB388.8 million (US$56.7 million), an increase of 10.1% compared to RMB353.1 million in the first six months of 2007.
Gross margin for the second quarter of 2008 decreased to 81.7%, as compared to 83.7% for the same period in 2007. The decrease was primarily due to the growth in other branded generics as a percentage of our total sales and the increased cost of some raw materials. For the first six months of 2008, gross margin decreased slightly to 82.4% compared to 82.7% for the first six months of 2007.
Research and development expenses for the second quarter of 2008 totaled RMB13.2 million (US$1.9 million), a decrease of 31.7% from RMB19.3 million for the corresponding period a year ago. As a percentage of total revenue, research and development expenses were 3.0% compared to 5.8% for the same period in 2007. This change was primarily due to recognition in this quarter of government grants which offset certain of our research and development spending by RMB2.7 million (US$0.4 million), and the completion of some research and development projects related to Endu. For the first six months of 2008, research and development expenses totaled RMB31.0 million (US$4.5 million), compared to RMB33.1 million for the same period in 2007.
Sales, marketing and distribution expenses for the second quarter of 2008 were RMB197.9 million (US$28.9 million), an increase of 24.6% from RMB158.8 million for the corresponding period a year ago. As a percentage of total revenue, sales, marketing and distribution expenses were 45.4% compared to 47.5% for the same period in 2007. The decrease in sales, marketing and distribution expenses as a percentage of total revenue was primarily due to fewer marketing conferences held. For the first six months of 2008, sales and marketing expenses were RMB362.5 million (US$52.8 million), an increase of 22.8% from RMB295.1 million in the first six months of 2007.
General and administrative expenses were RMB47.0 million (US$6.8 million) for the second quarter of 2008, representing an increase of 1.8% from RMB46.1 million for the second quarter of 2007. As a percentage of total revenue, general and administrative expenses were 10.8% compared to 13.8% for the same period in 2007. The decrease in general and administrative expenses as a percentage of total revenue was mainly attributable to the one-off expenses related to the Company’s initial public offering expenses that occurred in the second quarter of 2007. For the first six months of 2008, general and administrative expenses were RMB94.0 million (US$13.7 million), an increase of 22.0% from RMB77.1 million in the corresponding period in 2007.
Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work the Company’s employees were assigned to perform, totaled RMB6.4 million (US$0.9 million) for the second quarter of 2008. The share-based compensation expenses for the second quarter of 2007 were RMB7.7 million. For the first six months of 2008, share-based compensation expenses totaled RMB13.4 million (US$2.0 million), a decrease of 7.5% from RMB14.5 million for the first six months of 2007.

Operating income was RMB98.1 million (US$14.3 million) for the second quarter of 2008, representing an increase of 73.9% as compared to RMB56.4 million for the corresponding period of 2007. For the first six months of 2008, operating income was RMB197.3 million (US$28.8 million), an increase of 51.3% as compared to RMB130.5 million in the corresponding period in 2007.
Income tax expense for the second quarter of 2008 totaled RMB18.1 million (US$2.6 million) compared to an income tax credit of RMB4.0 million for the corresponding period of 2007. For the first six months of 2008, income tax expense was RMB34.9 million (US$5.1 million) compared to an income tax credit of RMB2.5 million for the first six months of 2007. In addition to the overall increase in taxable income, the increased income tax expense in 2008 was primarily due to the expiration of tax holidays enjoyed by two PRC subsidiaries.
Net income was RMB95.2 million (US$13.9 million) for the second quarter of 2008, compared to RMB83.1 million in the corresponding period a year ago and representing growth of 14.5%. The Company’s net margin (net income as a percentage of total revenue) was 21.8% for the second quarter of 2008 compared to 24.9% for the second quarter of 2007. For the first six months of 2008, net income was RMB207.3 million (US$30.2 million), an increase of 38.1% as compared to RMB150.1 million for the first six months of 2007. Net margin for the first six months of 2008 was 24.9% as compared to 23.2% for the first six months of 2007.
The basic earnings per American Depository Share (ADS) for the second quarter of 2008 and the first six months of 2008 were RMB1.52 (US$0.22) and RMB3.32 (US$0.48) respectively, and the diluted earnings per ADS for the second quarter of 2008 and the first six months of 2008 were RMB1.48 (US$0.22) and RMB3.23 (US$0.47) respectively. Each ADS represents two ordinary shares.
As of June 30, 2008, the Company had cash and cash equivalents (including pledged bank deposits), and short term investments of RMB949.0 million (US$138.4 million) compared to RMB968.3 million as of December 31, 2007.
Financial Outlook
Based on its first six months performance, the Company has adjusted its targeted total revenue for the full year 2008 to be in the range between RMB1.7 billion and RMB1.8 billion. The Company maintains its targeted net income for the full year 2008 to be in the range between RMB390.0 million and RMB400.0 million.
The above targets are based on the Company’s current views on the operating and marketing conditions which are subject to change.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the second quarter 2008 earnings on Tuesday, August 5, at 8 a.m. Eastern Time (Tuesday, August 5 at 8 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss quarterly results and highlights and to answer questions.

To access the conference call, please dial:
United States toll-free dial-in number: + 1 866 510 0704
United States dial-in number:                + 1 617 597 5362
China toll-free dial-in number:               +86 10 800 130 0399
Hong Kong dial-in number:                   +852 3002 1672
Please ask to be connected to Simcere’s second quarter 2008 earnings call and provide the following passcode: 25912661. Simcere also will broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s Web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:
United States toll-free dial-in number: +1 888 286 8010
International dial-in number:              +1 617 801 6888
The passcode for replay participants is: 83949361. The telephone replay also will be archived on the “Investor Relations” section of the company’s Web site at http://www.simcere.com for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has been focusing its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic stroke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contact:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao	Michael Guerin
Chief Financial Officer	Brunswick Group LLC
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8818	E-mail: mguerin@brunswickgroup.com
E-mail: zhaozhigang@simcere.com

In Beijing:	In Hong Kong:
Kejia Wu	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-6566-2256	Tel: 852-3512-5000
Email: kwu@brunswickgroup.com	Email: clo@brunswickgroup.com

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND PER ADS DATA)

	Three months ended June 30			Six months ended June 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	330,394	435,839	63,542	642,666	828,768	120,828
Other revenue	4,061	359	52	4,061	2,072	302

Total revenue	334,455	436,198	63,594	646,727	830,840	121,130
Cost of materials and production	(53,700)	(79,957)	(11,657)	(110,967)	(146,077)	(21,297)

Gross profit	280,755	356,241	51,937	535,760	684,763	99,833
Operating expenses:
Research and development expenses	(19,345)	(13,221)	(1,927)	(33,091)	(30,994)	(4,519)
Sales, marketing and distribution expenses	(158,845)	(197,939)	(28,858)	(295,149)	(362,458)	(52,843)
General and administrative expenses	(46,126)	(46,955)	(6,846)	(77,056)	(93,982)	(13,702)

Income from operations	56,439	98,126	14,306	130,464	197,329	28,769
Interest income	6,435	11,395	1,661	6,921	21,802	3,179
Interest expense	(1,788)	(2,761)	(402)	(5,790)	(3,243)	(473)
Foreign currency exchange gains	—	11,524	1,680	—	38,079	5,552
Other income	20,526	1,104	161	20,526	1,104	161

Earnings before income taxes and minority interests	81,612	119,388	17,406	152,121	255,071	37,188
Income tax credit/(expense)	4,022	(18,087)	(2,637)	2,546	(34,869)	(5,084)

Income before minority interests	85,634	101,301	14,769	154,667	220,202	32,104
Minority interests	(2,511)	(6,135)	(894)	(4,599)	(12,919)	(1,883)

Net income	83,123	95,166	13,875	150,068	207,283	30,221

Earnings per share:
Basic	0.69	0.76	0.11	1.36	1.66	0.24

Diluted	0.67	0.74	0.11	1.31	1.62	0.24

Earnings per ADS:
Basic	1.39	1.52	0.22	2.73	3.32	0.48

Diluted	1.34	1.48	0.22	2.63	3.23	0.47

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	June 30,	June 30,
	2007	2008	2008
	RMB	RMB	USD
Assets

Current assets
Cash and cash equivalents (including pledged bank deposits)	498,262	339,047	49,431
Short term investments	470,000	610,000	88,933
Accounts and bills receivables, net of allowance for doubtful accounts	488,374	624,903	91,106
Inventories	65,241	85,311	12,438
Other current assets	35,276	79,982	11,661

Total current assets	1,557,153	1,739,243	253,569
Property, plant and equipment, less accumulated depreciation	374,058	404,403	58,959
Land use rights	116,386	115,850	16,890
Intangible assets, net	251,221	296,417	43,215
Goodwill	161,496	187,902	27,395
Other assets	11,894	10,712	1,559

Total assets	2,472,208	2,754,527	401,587

Liabilities

Current liabilities

Short term bank loans and borrowings	29,000	19,000	2,770
Accounts and bills payables	23,711	46,994	6,851
Other payables and accrued liabilities	285,411	320,066	46,663
Income taxes payable	4,515	27,769	4,049

Total current liabilities	342,637	413,829	60,333
Long term loan	52,000	52,000	7,581
Deferred income taxes	61,690	61,775	9,006
Other long term liabilities	19,928	33,131	4,830

Total liabilities	476,255	560,735	81,750

Minority interests	12,137	28,123	4,100

Shareholders’ equity
Contributed capital	9,840	9,847	1,436
Additional paid-in capital	1,550,697	1,567,083	228,468
Accumulated other comprehensive loss	(46,849)	(88,672)	(12,928)
Retained earnings	470,128	677,411	98,761

Total shareholders’ equity	1,983,816	2,165,669	315,737
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	2,472,208	2,754,527	401,587

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8591 on June 30, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.